EXHIBIT 99.(a)(1)(T)
Dear Option Holder:
As you are aware, we are offering to amend the terms of all outstanding stock options currently outstanding under the Gladstone Commercial Corporation 2003 Equity Incentive Plan, as amended. Attached please find a Supplement, which provides you with updated information which supplements and amends certain information included in the Offer to Amend Options, dated July 12, 2006, previously delivered to you. Please review the enclosed carefully. For additional information or assistance, you should contact Paula Novara at Gladstone Management Corporation via e-mail at paula.novara@gladstonemanagement.com or by telephone at (703) 287-5885.
To make your election to accept or reject the offer, you must make your election and sign and deliver the Election Form previously provided to Paula Novara at Gladstone Management such that it is received on or before the Expiration Date. The Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean Office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Election Forms must be physically received by Paula Novara before 5:00 p.m., Eastern Time, on August 31, 2006 (or a later expiration date if we extend the offer). If you deliver your Election Form by e-mail or facsimile, you must deliver the original Election Form to Paula Novara by no later than September 15, 2006.
David Gladstone